Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITY TELECOM (H.K.) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)

OVERSEAS REGULATORY ANNOUNCEMENT

This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Please refer to the attached announcement released to the other stock exchanges on which the Company is listed in relation to the commencement of a tender offer of the Company’s 8.75% Senior Notes due 2015.

By Order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer and
Company Secretary

Hong Kong, 26 March 2009

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer) and Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director of the Company is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors of the Company are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

For Immediate Release

City Telecom Launches Tender and Consent Offer via Citi

Hong Kong, March 26, 2009 – City Telecom (H.K.) Limited (the “Company”, SEHK : 1137, NASDAQ : CTEL), a corporation incorporated under the laws of Hong Kong, today announced that it has commenced a tender offer to purchase for cash (the “Offer to Purchase”) any and all of its outstanding US$89,353,000 of aggregate principal amount of 8.75% Senior Notes Due 2015 (the “Notes”). Concurrently with the Offer to Purchase, the Company is also soliciting consents (the “Consent Solicitation”) from holders of the Notes (the “Holders”) to certain amendments to the Indenture governing the Notes that would, among other things, eliminate substantially all of the restrictive covenants, reduce the scope of the Company’s reporting obligations and amend the circumstances under which a Holder may put the Notes to the Company upon a change of control (the “Proposed Amendments” or the “Proposals”). Adoption of the Proposed Amendments requires the consent of holders of at least a majority of aggregate principal amount of the Notes outstanding, although the Offer to Purchase is not conditional upon the adoption of the Proposed Amendments. The Offer to Purchase and the Consent Solicitation are subject to the terms and conditions of the Offer to Purchase and Consent Solicitation Statement dated March 26, 2009.

The Offer to Purchase and Consent Solicitation will expire at 11:59 p.m., New York City time, on April 23, 2009, unless extended (such date and time, as the same may be extended, the “Expiration Date”). Subject to the terms of the Offer to Purchase and Consent Solicitation, the right to receive the Consent Payment (as defined below) by delivering valid Consents (as defined below) will expire at 5:00 p.m., New York City time, on April 8, 2009 unless extended (such date and time, as the same may be extended, the “Consent Date”). The right to withdraw tendered Notes and the right to revoke Consents will expire on the Consent Date, notwithstanding any subsequent extension of the Consent Date. Holders that wish to receive both the Tender Consideration (as defined below) and the Consent Payment (as defined below) must validly tender (and not subsequently validly withdraw) their Notes at or prior to the Consent Date. The terms and conditions of the Offer to Purchase and Consent Solicitation may be amended and the Expiration Date and Consent Date may be extended by the Company in its sole discretion.

The Total Consideration (as defined below) for each US$1,000 principal amount of Notes validly tendered and accepted for payment pursuant to the Offer to Purchase and delivery of consents (which are not subsequently revoked) pursuant to the Consent Solicitation on or prior to the Consent Date shall be equal to US$750.00. The total consideration (the “Total Consideration”) includes a consent payment of US$30.00 in respect of each US$1,000 principal amount of Notes tendered (the “Consent Payment”).

Holders who validly tender (and do not subsequently validly withdraw) their Notes on or prior to the Consent Date will be eligible to receive the Total Consideration. Holders who validly tender their Notes after the Consent Date, but on or prior to the Expiration Date, will, on acceptance of such tender, only be eligible to receive an amount equal to the Total Consideration less the Consent Payment (the “Tender Consideration”). In either case, all Holders who validly tender their Notes will receive accrued and unpaid interest up to, but not including, the payment date. The payment date will be promptly after acceptance of tendered Notes.

All Holders that tender their Notes pursuant to the Offer to Purchase are obligated to deliver their consents (the “Consents”) to the adoption of the Proposals and all Holders that deliver their Consents pursuant to the Consent Solicitation are obligated to tender their Notes pursuant to the Offer to Purchase. However, Holders that tender their Notes and deliver their Consents after the Consent Date will not receive the Consent Payment. Tendered Notes may not be withdrawn and consents may not be revoked after the Consent Date.

The Company intends to fund the Tender Consideration and Consent Payment from currently available cash resources. The Company’s obligation to accept for purchase any tendered Notes pursuant to the Offer to Purchase and Consent Solicitation is conditioned upon certain conditions. Full details of the terms and conditions of the Offer to Purchase and Consent Solicitation are included in the Offer to Purchase and Consent Solicitation Statement.

Holders can obtain additional copies of the Offer to Purchase and Consent Solicitation Statement and related material from the Information Agent, D.F. King & Co., Inc. at (800) 967-4604 (toll-free). The Company has retained Citigroup Global Markets Inc. (“Citi”) to act as exclusive dealer manager and solicitation agent for the Offer (the “Dealer Manager”). Holders with questions about the offer to purchase and consent solicitation can contact Citi’s Liability Management Group at (800) 558-3745 (toll-free) or +1 (212) 723-6108 (collect).

The Offer to Purchase and Consent Solicitation are being made solely on the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement. This communication is for informational purposes only and is qualified by reference to the Offer to Purchase and Consent Solicitation Statement. Under no circumstances shall this press release constitute an offer to buy or the solicitation of an offer to sell any securities of the Company. This press release also is not a solicitation of consents to the proposed amendments to the indenture.

About City Telecom (H.K.) Limited

Established in 1992, City Telecom (H.K.) Limited (SEHK: 1137, NASDAQ: CTEL) provides integrated telecommunications services in Hong Kong. City Telecom’s wholly-owned subsidiary, Hong Kong Broadband Network Limited (HKBN), is in the process of expanding its next generation network to 2.0mn homes pass. HKBN has achieved an aggregate Voice, Broadband (symmetric 25Mbps up to 1Gbps), IP-TV and Corporate data services base in excess of 872,000 subscriptions. Additional information on City Telecom can be found at www.ctigroup.com.hk. The information contained in or linked to the Company’s website is not, and is not intended to be, a part of this Offer to Purchase and Consent Solicitation Statement.